

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2012

Via Email

David A. Ebersman
Chief Financial Officer
Facebook, Inc.
1601 Willow Road
Menlo Park, CA 94025

> **Re: Facebook, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 23, 2012**
> **File No. 333-179287**

Dear Mr. Ebersman:

    We have reviewed your letter dated April 23, 2012, and the above-referenced filing, and have the following comments. Where we reference prior comments, we are referring to our April 10, 2012 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Trends in Our Monetization by User Geography, page 50

1.   We note your additional disclosure of average revenue per user by geography and your discussion regarding historical period over period trends on page 51. Please also include the impact such trends may have on future operations on a regional or worldwide basis, or tell us why you believe such disclosures are not necessary. See Item 303(a)(3)(ii) of Regulation S-K.

Liquidity and Capital Resources, page 65

2.   Please clarify that the equity portion of the consideration to be paid to Instagram will be determined based on the fair value of your common stock on the closing date of the acquisition. Please make a similar revision to Note 13 to your consolidated financial statements.

Business

Intellectual Property, page 103

3.   Please describe the nature of the AOL patents and patent applications acquired from Microsoft. In addition, please describe the material terms of your license agreement with Microsoft. For example, disclose the duration of the agreement, and the nature of the AOL patents and patent applications licensed.

Notes to Consolidated Financial Statements

Note 13. Subsequent Events (unaudited), page F-36

4.   Please disclose the estimated financial effects of the April 2012 nonrecognized subsequent events. If not known, please state that an estimate cannot be made. See ASC 855-10-50-2.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3735 with any other questions.

                                                Sincerely,

                                                /s/ Barbara C. Jacobs

                                                Barbara C. Jacobs
                                                Assistant Director

cc: Via Email
        Jeffrey R. Vetter, Esq.
        Fenwick & West LLP